April 10, 2020

Tarek Robbiati
Chief Financial Officer
Hewlett Packard Enterprise Company
6280 America Center Drive
San Jose, CA 95002

       Re: Hewlett Packard Enterprise Company
           Form 10-K for Fiscal Year Ended October 31, 2019
           Filed December 13, 2019
           Item 2.02 Form 8-K dated March 3, 2020
           File No. 001-37483

Dear Mr. Robbiati:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Item 2.02 Form 8-K dated March 3, 2020

Exhibit 99.1, page 1

1. Please revise your disclosure to provide a quantitative reconciliation for your non-GAAP gross margin and free cash flow to their most directly comparable GAAP financial measures as required by Item 10(e)(1)(i)(B) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tarek Robbiati
Hewlett Packard Enterprise Company
April 10, 2020
Page 2

       You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.



FirstName LastNameTarek Robbiati                        Sincerely,
Comapany NameHewlett Packard Enterprise Company
                                                        Division of Corporation
Finance
April 10, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName